Julian T.H. Kleindorfer Direct Dial: +1.213.891.8371 Julian.Kleindorfer@LW.com	355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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December 30, 2010

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549	File No. 043222-0002

Attention:	Louise Dorsey, Associate Chief Accountant
Cicely LaMothe, Accounting Branch Chief
Jorge Bonilla, Staff Accountant
Jennifer Gowetski, Senior Counsel
Angela McHale, Attorney-Advisor

Re:	American Assets Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed December 17, 2010
File No. 333-169326

Ladies and Gentlemen:

On behalf of American Assets Trust, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, communicated verbally on December 29, 2010, with respect to the Company’s accounting treatment of below-market leases with fixed rate renewal options, as reflected in the Company’s Registration Statement of Form S-11 (File No 333-169326).

The Company respectfully advises the Staff that it had originally determined that it had 20 leases with fixed rate renewals that were below market, and that for nine of such leases it had concluded that the likelihood of renewal was 100% based on the fact that (i) each of the tenants under such leases was a financially strong anchor tenant, and (ii) the Company believed that the fixed rate renewal under each such lease was sufficiently below market to compel the tenant to renew. For these nine leases, the Company had recorded an intangible lease liability of $5.2 million. For the remaining 11 leases, the Company had originally determined that the likelihood of renewal was 0%, due to the weaker financial condition of the tenants under such leases and the Company’s belief that the rental rate was not sufficiently below market to compel such tenants to renew.

The Company further advises the Staff that, in light of the Staff’s comments, it has reviewed each of these 11 leases again, on a lease-by-lease basis, to determine the likelihood that the tenant under each such lease would exercise its option to renew the lease agreement. This lease-by-lease analysis was based on several qualitative and quantitative factors, including: (i) the nature of the business of the tenant and the extent to which this business was compatible with the property it occupied, (ii) the quality of the

December 30, 2010

tenant (including the tenant’s long term business prospects), and (iii) the amount by which the fixed rate renewal rent was below market.

Based on its further review of these 11 leases, the Company has now determined to revise its renewal assumptions and record an additional $2.1 million of intangible lease liability related to these leases. These revised renewal assumptions are based on the Company’s lease-by-lease analysis of the probability that each of these 11 leases will be renewed. In calculating the likelihood that each of these specific leases would be renewed, the Company took into consideration both the quality of the tenant and the renewal assumptions that the Company had previously taken into account in performing its initial underwriting of the acquisition of these properties. For six of the 11 leases the Company concluded that renewal was 100% probable, due to the fact that (i) the tenants under such leases are financially strong anchor tenants with below market rents with large amounts of previously invested tenant improvements and (ii) market data indicate that these tenants are highly likely to release. For three of the 11 leases the Company concluded that the likelihood of renewal was 0% as the tenants under such leases were financially unstable and were downsizing stores (the Company notes that each of these three tenants did, in fact, terminate its lease prior to the renewal dates). For the remaining two tenants, the Company concluded that renewal was 70% probable, as (a) the tenants under such leases, while not anchor tenants, each are relatively strong financially and (b) the Company’s historical underwriting assessment had concluded that these tenants had a 70% likelihood of renewal. In arriving at the additional $2.1 million of intangible lease liability referenced above, the Company applied its determination of the probability that each of these 11 leases would exercise its renewal option to the total amount of potential intangible lease liability associated with each such lease to arrive at a probability weighted calculation of the total intangible lease liability with respect to all of these leases.

The Company proposes to record this additional $2.1 million of intangible lease liability in its September 30, 2010 financial statements utilizing the “iron curtain” method under SAB 108; i.e., it will record the cumulative impact of the amortization of the intangible liability and related building depreciation for each lease from acquisition through September 30, 2010. The Company respectfully advises the Staff that is has concluded that the impact of recording this entry will not be material to either the prior periods or the nine month period ended September 30, 2010. Included in this analysis is the impact on the amortization into revenue had the Company previously recorded the liability for these 11 below-market leases.

With respect to the materiality of the adjustments relating to the additional intangible lease liabilities and related amortization and related property carrying amounts and related depreciation noted above, the Company further advises that Staff that it believes that such adjustments are not material to any of its prior year or current year financial statements or pro forma financial information. Based on the quantitative and qualitative analysis set forth below, the Company believes that it is not likely that the judgment of a reasonable person relying upon its financial statements would have been changed or influenced by the inclusion of such adjustments.

December 30, 2010

Quantitative Determination of Materiality (2007 through 9/30/2010 and pro forma information)

The Company’s quantitative analysis of the materiality of such adjustments is as follows:

Category	Range of Impact on Historical Information	Range of Impact on Pro Forma Information
Adjustment as a percentage of Total Assets:	0.16% - 0.20%	0.12%
Adjustment as a percentage of Total Liabilities:	0.22% - 0.29%	0.22%
Adjustment as a percentage of Equity:	-0.02% - -0.16%	-0.04%
Adjustment as a percentage of Revenue:	0.02% - 0.03%	0.02%
Adjustment as a percentage of Depreciation:	0.15% - 0.18%	0.10% - 0.11%
Adjustment as a percentage of Net Income from continuing operations:	0.22% - 3.00% (roll over method); 4.48% (iron curtain method)	0.11% - 0.12% (rollover method); 2.51% (iron curtain method)

Support for the foregoing metrics is attached as Annex A to this letter:

Qualitative Determination of Materiality

The Company’s qualitative analysis of the materiality of such adjustments is as follows:

•

The initially assigned intangible lease liabilities were based on valuations which were not capable of precise measurement and were thus subject to a considerable degree of estimation. Factors affecting such valuations included, market rent assumptions, competitive considerations for the property and the tenants, sales projections, financial strength and staying power of tenants, renewal rate assumptions, and discount rates.

•

The adjustments do not mask a change in earnings or other trends. They have no material impact (less than 0.1%) on “Funds from Operations”, a primary non-GAAP measure of performance for real estate operating companies and real estate investment trusts, widely used by the investment and banking community, which excludes real estate related depreciation altogether. The adjustments primarily impact real estate related depreciation.

•

The adjustment do not change a loss into income or vice versa for any of the relevant years. For certain years the Company operated with minimal income or loss due to depreciation expense and/or impairment charges, therefore adjustments as a percentage of net income are not a meaningful measurement.

December 30, 2010

•	The Company has considered the impact on its segment data and determined it to not be material (i.e. from 0.0% to 0.2% of respective segment profit for all periods presented).

•	The adjustments have no impact on the Company’s compliance with any debt covenants or other contractual or regulatory requirements.

•	The adjustments will not effect management’s compensation or the determination thereof.

As a result of recording this entry where the effect is immaterial to each period, the Company would propose to insert the following disclosure in footnote 1 to the financial statements:

We have determined that at the time we acquired certain properties during 2003 to 2005, we underestimated the value of certain identifiable intangible lease liabilities relating to fixed price renewal options included in the acquired leases that were below market rates at the date the related properties were acquired. We originally determined the fair value of the renewal options on certain leases to be de minimus based upon our assessment of no probability of renewal of those leases. We have revised our assumptions to reflect the expected renewal rates at the time the related properties were acquired. Using the revised assumptions, we determined that the intangible liability and related property carrying amounts were understated by $2.1 million and $1.8 million at September 30, 2010.

We performed an evaluation to determine if any adjustment resulting from using the revised assumptions was material to any individual prior period, taking into account the requirements of the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)”. We determined that these adjustments are immaterial to the financial statements for nine month period ended September 30, 2010 and have not had a material impact on any individual prior period financial statements; however, any necessary adjustment could potentially become material to future periods. Based on this information, we have revised our September 30, 2010 combined balance sheet and statement of operations within these financial statements as follows (in thousands):

	As of September 30, 2010
	As Reported	Adjustment	As Revised
Real estate:	$1,141,572	$2,132	$1,143,704
Less accumulated depreciation	(214,142)	(325)	(214,467)

Real estate, net	$927,430	$1,807	$929,237
Other liabilities and deferred credits	$29,934	$2,050	$31,984
Total equity	$154,122	$(243)	$153,879

	Nine months ended September 30, 2009
	As Reported	Adjustment	As Revised
Revenue	$94,207	$82	$94,289
Depreciation and amortization	$27,347	$325	$27,762
Net income	$5,413	$(243)	$5,170

December 30, 2010

For your convenience, we have also included as Annex B revised pages from the Company’s Registration showing the impact of this revision to the Company’s calculation of its intangible lease liability on the historical financial statements of its predecessor.

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T. H. Kleindorfer

Julian T.H. Kleindorfer

of LATHAM & WATKINS LLP

cc:	John Chamberlain, American Assets Trust, Inc.
Adam Wyll, American Assets Trust, Inc.
Steven Jacobs, Ernst & Young LLP
John French, Ernst & Young LLP
Michael Verbeck, Ernst & Young LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Michael E. Sullivan, Esq., Latham & Watkins LLP
David W. Bonser, Esq., Hogan Lovells US LLP
Samantha S. Gallagher, Esq., Hogan Lovells US LLP

Annex A

SAB 108 Analysis

Below Market Leases with Fixed Rate Renewal Options

(In thousands)

	2005	2006	2007	2008	2009	9/30/2010	Pro Forma 2009	Pro Forma 9/30/2010
ASSETS
Total Real Estate	817,309	803,589	802,605	793,237	774,208	927,430	N/A	1,288,236
Total Assets	1,057,606	1,029,157	1,039,909	971,118	938,991	1,101,906	N/A	1,511,941
Adjustment	2,064	2,010	1,956	1,902	1,848	1,807	N/A	1,807
Percentage of Real Estate Assets	0.25%	0.25%	0.24%	0.24%	0.24%	0.19%	N/A	0.14%
Percentage of Total Assets	0.20%	0.20%	0.19%	0.20%	0.20%	0.16%	N/A	0.12%

LIABILITIES
Other liabilities and deferred credits	20,099	18,517	16,286	13,049	11,573	29,934	N/A	36,583
Total Liabilities	753,449	746,799	763,717	781,944	768,028	947,784	N/A	914,661
Adjustment	2,132	2,132	2,132	2,112	2,080	2,050	N/A	2,050
Percentage of Other liabilities and deferred credits	10.61%	11.51%	13.09%	16.19%	17.97%	6.85%	N/A	5.60%
Percentage of Liabilities	0.28%	0.29%	0.28%	0.27%	0.27%	0.22%	N/A	0.22%

EQUITY
Equity	304,157	282,358	276,192	189,174	170,963	154,122	N/A	597,280
Adjustment	(68)	(122)	(176)	(210)	(232)	(243)	N/A	(243)
Percentage of Equity	-0.02%	-0.04%	-0.06%	-0.11%	-0.14%	-0.16%	N/A	-0.04%

REVENUES
Revenues	105,038	113,003	117,508	120,943	117,043	94,207	195,562	147,543
Adjustment	—	—	—	21	32	29	32	29
Percentage of Revenue	0.00%	0.00%	0.00%	0.02%	0.03%	0.03%	0.02%	0.02%

DEPRECIATION
Depreciation	29,587	31,197	31,376	31,089	29,858	27,347	48,520	40,183
Adjustment	54	54	54	54	54	41	54	41
Percentage of Depreciation	0.18%	0.17%	0.17%	0.17%	0.18%	0.15%	0.11%	0.10%

OPERATING INCOME
Operating Income	41,161	39,751	43,109	48,245	51,485	36,341	73,197	49,955
Adjustment	(54)	(54)	(54)	(33)	(22)	(12)	(22)	(12)
Percentage of Operating Income	-0.13%	-0.14%	-0.13%	-0.07%	-0.04%	-0.03%	-0.03%	-0.02%

FUNDS FROM OPERATIONS
FFO	N/A	N/A	N/A	N/A	N/A	N/A	68,029	49,846
Adjustment	N/A	N/A	N/A	N/A	N/A	N/A	32	29
Percentage of FFO	N/A	N/A	N/A	N/A	N/A	N/A	0.05%	0.06%

NET INCOME FROM CONTINUING OPERATIONS
Net Income from Continuing Operations	(3,280)	(2,018)	(1,801)	(12,059)	5,239	5,413	19,509	9,663
Adjustment on an annual basis	(54)	(54)	(54)	(33)	(22)	(12)	(22)	(12)
Percentage of Net Income from continuing operations	1.65%	2.68%	3.00%	0.27%	-0.42%	-0.22%	-0.11%	-0.12%
Adjustment on a cumulative basis	(68)	(122)	(176)	(209)	(231)	(243)	(231)	(243)
Percentage of Net Income from continuing operations	2.07%	6.05%	9.75%	1.73%	-4.40%	-4.48%	-1.18%	-2.51%

Balance Sheet	December 31, 2008				December 31, 2009
	12/31/2008	Adjustment	As Adjusted	Variance %	12/31/2009	Adjustment	As Adjusted	Variance %
ASSETS
Real estate, at cost
Operating Real Estate	953,116	2,132	955,248	0.22%	959,724	2,132	961,856	0.22%
Construction in progress	1,347		1,347	0.00%	762		762	0.00%
Held for development	7,639		7,639	0.00%	7,846		7,846	0.00%

Subtotal	962,102	2,132	964,234	0.22%	968,332	2,132	970,464
Accumulated depreciation	(168,865)	(230)	(169,095)	0.14%	(194,124)	(284)	(194,408)	0.15%

Net real estate	793,237	1,902	795,139	0.24%	774,208	1,848	776,056
Cash and cash equivalents	18,978		18,978	0.00%	24,189		24,189	0.00%
Restricted cash	4,527		4,527	0.00%	4,644		4,644	0.00%
Accounts receivable, net	19,843		19,843	0.00%	20,767		20,767	0.00%
Notes receivable from affiliates	22,099		22,099	0.00%	20,969		20,969	0.00%
Investment in real estate partnerships	69,967		69,967	0.00%	57,810		57,810	0.00%
Prepaid expenses and other assets	39,993		39,993	0.00%	34,003		34,003	0.00%
Debt issuance costs, net of accumulated amortization	2,474		2,474	0.00%	2,401		2,401	0.00%

TOTAL ASSETS	971,118	1,902	973,020	0.20%	938,991	1,848	940,839

LIABILITIES AND EQUITY
Liabilities
Secured notes payable	724,206		724,206	0.00%	723,920		723,920	0.00%
Unsecured notes payable	21,143		21,143	0.00%	12,864		12,864	0.00%
Notes payable to affiliates	9,840		9,840	0.00%	7,667		7,667	0.00%
Accounts payable and accrued expenses	8,998		8,998	0.00%	7,193		7,193	0.00%
Security deposits payable	2,402		2,402	0.00%	2,362		2,362	0.00%
Other liabilities and deferred credits	13,049	2,112	15,161	16.19%	11,573	2,080	13,653	17.97%
Distributions in excess of earnings on JVs	2,306		2,306	0.00%	2,449		2,449	0.00%

Total liabilities	781,944	2,112	784,056	0.27%	768,028	2,080	770,108
Equity							—
Controlling interests	148,864	(210)	148,654	-0.14%	133,173	(232)	132,941	-0.17%
Noncontrolling interests	40,310		40,310	0.00%	37,790		37,790	0.00%

Total equity	189,174	(210)	188,964	-0.11%	170,963	(232)	170,731	-0.14%

TOTAL LIABILITIES AND EQUITY	971,118	1,902	973,020	0.20%	938,991	1,848	940,839	0.20%

Balance Sheet	September 30, 2010				Pro Forma September 30, 2010
	9/30/2010	Adjustment	As Adjusted	Variance %	9/30/2010	Adjustment	As Adjusted	Variance %
ASSETS
Real estate, at cost
Operating Real Estate	1,132,980	2,132	1,135,112	0.19%
Construction in progress	621		621	0.00%
Held for development	7,971		7,971	0.00%

Subtotal	1,141,572	2,132	1,143,704
Accumulated depreciation	(214,142)	(325)	(214,467)	0.15%

Net real estate	927,430	1,807	929,237		1,288,236	1,807	1,290,043	0.14%
Cash and cash equivalents	37,363		37,363	0.00%	120,135		120,135	0.00%
Restricted cash	5,493		5,493	0.00%	9,038		9,038	0.00%
Accounts receivable, net	21,875		21,875	0.00%	23,357		23,357	0.00%
Notes receivable from affiliates	21,769		21,769	0.00%	—		—
Investment in real estate partnerships	43,583		43,583	0.00%	—		—
Prepaid expenses and other assets	42,079		42,079	0.00%	68,015		68,015	0.00%
Debt issuance costs, net of accumulated amortization	2,314		2,314	0.00%	3,160		3,160	0.00%

TOTAL ASSETS	1,101,906	1,807	1,103,713		1,511,941	1,807	1,513,748

LIABILITIES AND EQUITY
Liabilities
Secured notes payable	853,774		853,774	0.00%	859,832		859,832	0.00%
Unsecured notes payable	31,376		31,376	0.00%	—		—
Notes payable to affiliates	5,889		5,889	0.00%	—		—
Accounts payable and accrued expenses	10,244		10,244	0.00%	14,115		14,115	0.00%
Security deposits payable	2,639		2,639	0.00%	4,131		4,131	0.00%
Other liabilities and deferred credits	29,934	2,050	31,984	6.85%	36,583	2,050	38,633	5.60%
Distributions in excess of earnings on JVs	13,928		13,928	0.00%	—		—

Total liabilities	947,784	2,050	949,834		914,661	2,050	916,711
Equity			—				—
Controlling interests	120,499	(243)	120,256	-0.20%	526,096	(243)	525,853	-0.05%
Noncontrolling interests	33,623		33,623		71,184		71,184

Total equity	154,122	(243)	153,879	-0.16%	597,280	(243)	597,037	-0.04%

TOTAL LIABILITIES AND EQUITY	1,101,906	1,807	1,103,713	0.16%	1,511,941	1,807	1,513,748	0.12%

Income Statement Effect of Annual Adjustment	December 31, 2007				December 31, 2008
	12/31/2007	Adjustment	As Adjusted	Variance %	12/31/2008	Adjustment	As Adjusted	Variance %
REVENUE
Rental income	113,324	—	113,324	0.00%	117,104	21	117,125	0.02%
Other property income	4,184		4,184	0.00%	3,839		3,839	0.00%

Total revenue	117,508	—	117,508	0.00%	120,943	21	120,964	0.02%

EXPENSES							0
Rental expenses	21,674		21,674	0.00%	22,029		22,029	0.00%
Real estate taxes	10,878		10,878	0.00%	10,890		10,890	0.00%
General and administrative	10,471		10,471	0.00%	8,690		8,690	0.00%
Depreciation and amortization	31,376	54	31,430	0.17%	31,089	54	31,143	0.17%

Total operating expenses	74,399	54	74,453	0.07%	72,698	54	72,752	0.07%

OPERATING INCOME	43,109	(54)	43,055	-0.13%	48,245	(33)	48,212	-0.07%
Interest income	2,462		2,462	0.00%	1,167		1,167	0.00%
Interest expenses	(42,902)		(42,902)	0.00%	(43,737)		(43,737)	0.00%
Fee Income	2,721		2,721	0.00%	1,538		1,538	0.00%
Income from real estate partnership	(7,191)		(7,191)	0.00%	(19,272)		(19,272)	0.00%

INCOME FROM CONTINUING OPERATIONS	(1,801)	(54)	(1,855)	3.00%	(12,059)	(33)	(12,092)	0.27%
DISCONTINUED OPERATIONS
Income from discontinued operations	(2,874)		(2,874)	0.00%	(2,071)		(2,071)	0.00%
Gain on sale of real estate from discontinued operations					2,625		2,625	0.00%
Results from discontinued operations	(2,874)	—	(2,874)	0.00%	554	—	554	0.00%

NET INCOME	(4,675)	(54)	(4,729)	1.16%	(11,505)	(33)	(11,538)	0.29%

Income Statement Effect of Cumulative Adjustment	December 31, 2007				December 31, 2008
	12/31/2007	Adjustment	As Adjusted	Variance %	12/31/2008	Adjustment	As Adjusted	Variance %
REVENUE
Rental income	113,324	—	113,324	0.00%	117,104	21	117,125	0.02%
Other property income	4,184		4,184	0.00%	3,839		3,839	0.00%

Total revenue	117,508	—	117,508	0.00%	120,943	21	120,964	0.02%

EXPENSES							0
Rental expenses	21,674		21,674	0.00%	22,029		22,029	0.00%
Real estate taxes	10,878		10,878	0.00%	10,890		10,890	0.00%
General and administrative	10,471		10,471	0.00%	8,690		8,690	0.00%
Depreciation and amortization	31,376	176	31,552	0.56%	31,089	230	31,319	0.74%

Total operating expenses	74,399	176	74,575	0.24%	72,698	230	72,928	0.32%

OPERATING INCOME	43,109	(176)	42,933	-0.41%	48,245	(209)	48,036	-0.43%
Interest income	2,462		2,462	0.00%	1,167		1,167	0.00%
Interest expenses	(42,902)		(42,902)	0.00%	(43,737)		(43,737)	0.00%
Fee Income	2,721		2,721	0.00%	1,538		1,538	0.00%
Income from real estate partnership	(7,191)		(7,191)	0.00%	(19,272)		(19,272)	0.00%

INCOME FROM CONTINUING OPERATIONS	(1,801)	(176)	(1,977)	9.75%	(12,059)	(209)	(12,268)	1.73%
DISCONTINUED OPERATIONS
Income from discontinued operations	(2,874)		(2,874)	0.00%	(2,071)		(2,071)	0.00%
Gain on sale of real estate from discontinued operations					2,625		2,625	0.00%
Results from discontinued operations	(2,874)	—	(2,874)	0.00%	554	—	554	0.00%

NET INCOME	(4,675)	(176)	(4,851)	3.76%	(11,505)	(209)	(11,714)	1.81%

Income Statement Effect of Annual Adjustment	December 31, 2009				Pro Forma December 31, 2009
	12/31/2009	Adjustment	As Adjusted	Variance %	12/31/2009	Adjustment	As Adjusted	Variance %
REVENUE
Rental income	113,080	32	113,112	0.03%	188,794	32	188,826	0.02%
Other property income	3,963		3,963	0.00%	6,768		6,768	0.00%

Total revenue	117,043	32	117,075	0.03%	195,562	32	195,594	0.02%

EXPENSES			0				0
Rental expenses	20,336		20,336	0.00%	49,433		49,433	0.00%
Real estate taxes	8,306		8,306	0.00%	13,298		13,298	0.00%
General and administrative	7,058		7,058	0.00%	11,114		11,114	0.00%
Depreciation and amortization	29,858	54	29,912	0.18%	48,520	54	48,574	0.11%

Total operating expenses	65,558	54	65,612	0.08%	122,365	54	122,419	0.04%

OPERATING INCOME	51,485	(22)	51,463	-0.04%	73,197	(22)	73,175	-0.03%
Interest income	173		173	0.00%	(113)		(113)	0.00%
Interest expenses	(43,290)		(43,290)	0.00%	(53,575)		(53,575)	0.00%
Fee Income	1,736		1,736	0.00%	—		—
Income from real estate partnership	(4,865)		(4,865)	0.00%	—		—

INCOME FROM CONTINUING OPERATIONS	5,239	(22)	5,217	-0.42%	19,509	(22)	19,487	-0.11%
DISCONTINUED OPERATIONS
Income from discontinued operations	—		—		—		—
Gain on sale of real estate from discontinued operations	—		—		—		—
Results from discontinued operations	—	—	—		—	—	—

NET INCOME	5,239	(22)	5,217	-0.42%	19,509	(22)	19,487	-0.11%

Income Statement Effect of Cumulative Adjustment	December 31, 2009				Pro Forma December 31, 2009
	12/31/2009	Adjustment	As Adjusted	Variance %	12/31/2009	Adjustment	As Adjusted	Variance %
REVENUE
Rental income	113,080	53	113,133	0.05%	188,794	53	188,847	0.03%
Other property income	3,963		3,963	0.00%	6,768		6,768	0.00%

Total revenue	117,043	53	117,096	0.05%	195,562	53	195,615	0.03%

EXPENSES			0				0
Rental expenses	20,336		20,336	0.00%	49,433		49,433	0.00%
Real estate taxes	8,306		8,306	0.00%	13,298		13,298	0.00%
General and administrative	7,058		7,058	0.00%	11,114		11,114	0.00%
Depreciation and amortization	29,858	284	30,142	0.95%	48,520	284	48,804	0.58%

Total operating expenses	65,558	284	65,842	0.43%	122,365	284	122,649	0.23%

OPERATING INCOME	51,485	(231)	51,254	-0.45%	73,197	(231)	72,966	-0.31%
Interest income	173		173	0.00%	(113)		(113)	0.00%
Interest expenses	(43,290)		(43,290)	0.00%	(53,575)		(53,575)	0.00%
Fee Income	1,736		1,736	0.00%	—		—
Income from real estate partnership	(4,865)		(4,865)	0.00%	—		—

INCOME FROM CONTINUING OPERATIONS	5,239	(231)	5,008	-4.40%	19,509	(231)	19,278	-1.18%
DISCONTINUED OPERATIONS
Income from discontinued operations	—		—		—		—
Gain on sale of real estate from discontinued operations	—		—		—		—
Results from discontinued operations	—	—	—		—	—	—

NET INCOME	5,239	(231)	5,008	-4.40%	19,509	(231)	19,278	-1.18%

Income Statement Effect of Annual Adjustment	Year-to-date September 30, 2010				Pro Forma September 30, 2010
	9/30/2010	Adjustment	As Adjusted	Variance %	9/30/2010	Adjustment	As Adjusted	Variance %
REVENUE
Rental income	91,437	29	91,466	0.03%	142,634	29	142,663	0.02%
Other property income	2,770		2,770	0.00%	4,909		4,909	0.00%

Total revenue	94,207	29	94,236	0.03%	147,543	29	147,572	0.02%

EXPENSES			0				0
Rental expenses	16,114		16,114	0.00%	36,729		36,729	0.00%
Real estate taxes	9,481		9,481	0.00%	12,636		12,636	0.00%
General and administrative	4,924		4,924	0.00%	8,040		8,040	0.00%
Depreciation and amortization	27,347	41	27,388	0.15%	40,183	41	40,224	0.10%

Total operating expenses	57,866	41	57,907	0.07%	97,588	41	97,629	0.04%

OPERATING INCOME	36,341	(12)	36,329	-0.03%	49,955	(12)	49,943	-0.02%
Interest income	62		62	0.00%	(170)		(170)	0.00%
Interest expenses	(34,057)		(34,057)	0.00%	(40,122)		(40,122)	0.00%
Fee Income	2,201		2,201	0.00%	—		—
Income from real estate partnership	866		866	0.00%	—		—

INCOME FROM CONTINUING OPERATIONS	5,413	(12)	5,401	-0.22%	9,663	(12)	9,651	-0.12%
DISCONTINUED OPERATIONS
Income from discontinued operations	—		—		—		—
Gain on sale of real estate from discontinued operations	—		—		—		—
Results from discontinued operations	—	—	—		—	—	—

NET INCOME	5,413	(12)	5,401	-0.22%	9,663	(12)	9,651	-0.12%

Income Statement Effect of Cumulative Adjustment	Year-to-date September 30, 2010				Pro Forma September 30, 2010
	9/30/2010	Adjustment	As Adjusted	Variance %	9/30/2010	Adjustment	As Adjusted	Variance %
REVENUE
Rental income	91,437	82	91,519	0.09%	142,634	82	142,716	0.06%
Other property income	2,770		2,770	0.00%	4,909		4,909	0.00%

Total revenue	94,207	82	94,289	0.09%	147,543	82	147,625	0.06%

EXPENSES			0				0
Rental expenses	16,114		16,114	0.00%	36,729		36,729	0.00%
Real estate taxes	9,481		9,481	0.00%	12,636		12,636	0.00%
General and administrative	4,924		4,924	0.00%	8,040		8,040	0.00%
Depreciation and amortization	27,347	325	27,672	1.19%	40,183	325	40,508	0.81%

Total operating expenses	57,866	325	58,191	0.56%	97,588	325	97,913	0.33%

OPERATING INCOME	36,341	(243)	36,098	-0.67%	49,955	(243)	49,712	-0.49%
Interest income	62		62	0.00%	(170)		(170)	0.00%
Interest expenses	(34,057)		(34,057)	0.00%	(40,122)		(40,122)	0.00%
Fee Income	2,201		2,201	0.00%	—		—
Income from real estate partnership	866		866	0.00%	—		—

INCOME FROM CONTINUING OPERATIONS	5,413	(243)	5,170	-4.48%	9,663	(243)	9,420	-2.51%
DISCONTINUED OPERATIONS
Income from discontinued operations	—		—		—		—
Gain on sale of real estate from discontinued operations	—		—		—		—
Results from discontinued operations	—	—	—		—	—	—

NET INCOME	5,413	(243)	5,170	-4.48%	9,663	(243)	9,420	-2.51%

Annex B

American Assets Trust, Inc. Predecessor

Combined Balance Sheets

(In Thousands)

	As of September 30, 2010	As of December 31,

		2009	2008
	(unaudited)
Assets
Real estate, at cost
Operating real estate	$1,135,112	$959,724	$953,116
Construction in progress	621	762	1,347
Held for development	7,971	7,846	7,639

	1,143,704	968,332	962,102
Accumulated depreciation	(214,467)	(194,124)	(168,865)

Net real estate	929,237	774,208	793,237
Cash and cash equivalents	37,363	24,189	18,978
Restricted cash	5,493	4,644	4,527
Accounts receivable, net	21,875	20,767	19,843
Notes receivable from affiliate	21,769	20,969	22,099
Investment in real estate joint ventures	43,583	57,810	69,967
Prepaid expenses and other assets	42,079	34,003	39,993
Debt issuance costs, net of accumulated amortization	2,314	2,401	2,474

Total assets	$1,103,713	$938,991	$971,118

Liabilities and equity
Liabilities:
Secured notes payable	$853,774	$723,920	$724,206
Unsecured notes payable	31,376	12,864	21,143
Notes payable to affiliates	5,889	7,667	9,840
Accounts payable and accrued expenses	10,244	7,193	8,998
Security deposits payable	2,639	2,362	2,402
Other liabilities and deferred credits	31,984	11,573	13,049
Distributions in excess of earnings on real estate joint ventures	13,928	2,449	2,306

Total liabilities	949,834	768,028	781,944

Commitments and contingencies
Equity:
Controlling interests	120,292	133,173	148,864
Noncontrolling interests	33,587	37,790	40,310

Total equity	153,879	170,963	189,174

Total liabilities and equity	$1,103,713	$938,991	$971,118

See accompanying notes.

American Assets Trust, Inc. Predecessor

Combined Statements of Operations

(In Thousands)

	For the nine months ended September 30,		Year ended December 31,

	2010	2009	2009	2008	2007
	(unaudited)
Revenue:
Rental income	$91,519	$84,190	$113,080	$117,104	$113,324
Other property income	2,770	3,226	3,963	3,839	4,184

Total revenue	94,289	87,416	117,043	120,943	117,508

Expenses:
Rental expenses	16,114	14,823	20,336	22,029	21,674
Real estate taxes	9,481	5,266	8,306	10,890	10,878
General and administrative	4,924	5,089	7,058	8,690	10,471
Depreciation and amortization	27,672	22,285	29,858	31,089	31,376

Total operating expenses	58,191	47,463	65,558	72,698	74,399

Operating income	36,098	39,953	51,485	48,245	43,109
Interest income	62	134	173	1,167	2,462
Interest expense	(34,057)	(32,395)	(43,290)	(43,737)	(42,902)
Fee income from real estate joint ventures	2,201	1,300	1,736	1,538	2,721
Income (loss) from real estate joint ventures	866	(3,685)	(4,865)	(19,272)	(7,191)

Income from continuing operations	5,170	5,307	5,239	(12,059)	(1,801)

Discontinued operations:
Loss from discontinued operations	—	—	—	(2,071)	(2,874)
Gain on sale of real estate property	—	—	—	2,625	—

Results from discontinued operations	—	—	—	554	(2,874)

Net income (loss)	5,170	5,307	5,239	(11,505)	(4,675)
Net loss attributable to noncontrolling interests	(1,941)	(787)	(1,205)	(4,488)	(2,140)

Net income (loss) attributable to American Assets Trust Inc. Predecessor	$7,111	$6,094	$6,444	$(7,017)	$(2,535)

See accompanying notes.

American Assets Trust, Inc. Predecessor

Combined Statements of Equity

For the nine months ended September 30, 2010 (unaudited) and the years ended December 31, 2009, 2008 and 2007

(In Thousands)

	Controlling Interests	Noncontrolling Interests	Total
Combined equity, December 31, 2006	$223,193	$59,165	$282,358
Contributions	28,180	6,561	34,741
Distributions	(33,527)	(2,705)	(36,232)
Net loss	(2,535)	(2,140)	(4,675)

Combined equity, December 31, 2007	215,311	60,881	276,192

Contributions	4,863	570	5,433
Distributions	(64,293)	(16,653)	(80,946)
Net loss	(7,017)	(4,488)	(11,505)

Combined equity, December 31, 2008	148,864	40,310	189,174

Contributions	1,168	28	1,196
Distributions	(23,303)	(1,343)	(24,646)
Net income (loss)	6,444	(1,205)	5,239

Combined equity, December 31, 2009	133,173	37,790	170,963

Contributions	1,147	—	1,147
Distributions	(21,139)	(2,262)	(23,401)
Net income (loss)	7,111	(1,941)	5,170

Combined equity, September 30, 2010 (unaudited)	$120,292	$33,587	$153,879

See accompanying notes.

American Assets Trust, Inc. Predecessor

Combined Statements of Cash Flows

(In Thousands)

	For the nine months ended September 30,		Year ended December 31,

	2010	2009	2009	2008	2007
	(unaudited)
OPERATING ACTIVITIES
Net income (loss)	$5,170	$5,307	$5,239	$(11,505)	$(4,675)
Net income (loss) from discontinued operations	—	—	—	554	(2,874)

Net income (loss) from continuing operations	5,170	5,307	5,239	(12,059)	(1,801)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	27,672	22,285	29,858	31,089	31,376
Amortization of debt issuance costs	452	477	632	496	488
Net accretion of above and below market lease intangibles	1,518	1,055	1,407	170	(294)
Amortization of lease incentives	278	278	370	370	370
(Income) loss from real estate joint ventures	(866)	3,685	4,865	19,272	7,191
Distribution of earnings from real estate joint ventures	3,812	4,768	7,361	9,855	4,812
Deferred rent	(836)	(922)	(1,313)	(2,489)	(2,649)
Bad debt expense	409	314	273	488	459
Abandoned project costs	—	—	273	—	—
Changes in operating assets and liabilities
Increase in restricted cash	(828)	(956)	(50)	(549)	(103)
(Increase) decrease in accounts receivable	(488)	(193)	117	2,755	(1,552)
(Increase) decrease in prepaid expenses and other assets	(1,609)	114	(242)	301	164
Increase (decrease) in accounts payable and accrued expenses	2,226	1,239	(1,297)	129	(6,010)
Increase (decrease) in security deposits and other liabilities	684	(1)	8	(164)	1,714

Net cash provided by operating activities of continuing operations	37,594	37,450	47,501	49,664	34,165
Net cash used in operating activities of discontinued operations	—	—	—	(2,072)	(2,986)

Net cash provided by operating activities	37,594	37,450	47,501	47,592	31,179

INVESTING ACTIVITIES
Acquisition of real estate, net of cash acquired	(19,762)	—	—	—	—
Capital expenditures—operating properties	(3,551)	(5,286)	(6,782)	(19,442)	(19,223)
Capital expenditures—properties held for development	(125)	(151)	(226)	(480)	(888)
Decrease (increase) in restricted cash	(21)	(24)	(67)	949	(382)
Investment in real estate joint ventures	—	—	—	—	(47,727)
Distribution of capital from real estate joint ventures	10,607	—	—	11,383	27,871
Leasing commissions	(1,736)	(1,310)	(1,599)	(3,309)	(2,041)
Issuance of notes receivable to affiliates	(800)	(30)	(30)	(15,635)	(29,098)
Repayment of notes receivable from affiliates	—	480	1,160	11,530	24,638

Net cash used in investing activities of continuing operations	(15,388)	(6,321)	(7,544)	(15,004)	(46,850)
Net cash provided by investing activities of discontinued operations	—	—	—	17,115	2,409

Net cash (used in) provided by investing activities	(15,388)	(6,321)	(7,544)	2,111	(44,441)

Financing activities
Issuance of secured notes payable	7,500	24,887	24,887	74,024	73,315
Repayment of secured notes payable	(10,647)	(22,788)	(25,172)	(53,818)	(50,604)
Issuance of unsecured notes payable	23,000	—	—	—	300
Repayment of unsecured notes payable	(4,488)	(6,174)	(8,279)	(4,032)	(875)
Issuance of notes payable to affiliates	—	—	—	12,000	—
Repayment of notes payable to affiliates	(1,778)	(1,610)	(2,173)	(2,160)	(1,552)
Debt issuance costs	(365)	(527)	(559)	(458)	(243)
Contributions from controlling interests	1,147	985	1,168	4,863	28,180
Distributions to controlling interests	(21,139)	(19,534)	(23,303)	(64,293)	(33,527)
Contributions from noncontrolling interests	—	—	28	570	6,561
Distributions to noncontrolling interests	(2,262)	(1,026)	(1,343)	(16,653)	(2,705)

Net cash (used in) provided by financing activities	(9,032)	(25,787)	(34,746)	(49,957)	18,850

Net increase (decrease) in cash and cash equivalents	13,174	5,342	5,211	(254)	5,588
Cash and cash equivalents, beginning of period	24,189	18,978	18,978	19,232	13,644

Cash and cash equivalents, end of period	$37,363	$24,320	$24,189	$18,978	$19,232

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$33,131	$32,019	$42,702	$43,957	$42,669

Supplemental schedule of noncash investing and financing activities
Accounts payable and accrued expenses for property under development	$(103)	$148	$(508)	$(4,484)	$2,681

Assumption of Landmark debt upon acquisition	$133,000	—	—	—	—

Acquisition of Landmark working capital	$1,278	—	—	—	—

See accompanying notes.

American Assets Trust, Inc. Predecessor

Notes to Combined Financial Statements—(Continued)

September 30, 2010 and 2009 (unaudited) and December 31, 2009, 2008, and 2007 effective for us on January 1, 2010. The adoption of the standard did not have a material impact on our combined financial statements.

Unaudited interim information

The financial statements as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 are unaudited. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the respective interim periods. All such adjustments are of a normal recurring nature.

Revision to September 30, 2010 Financial Statements

We have determined that at the time we acquired certain properties during 2003 to 2005, we underestimated the value of certain identifiable intangible lease liabilities relating to fixed price renewal options included in the acquired leases that were below market rates at the date the related properties were acquired. We originally determined the fair value of the renewal options on certain leases to be de minimus based upon our assessment of no probability of renewal of those leases. We have revised our assumptions to reflect the expected renewal rates at the time the related properties were acquired. Using the revised assumptions, we determined that the intangible liability and related property carrying amounts were understated by $2.1 million and $1.8 million at September 30, 2010.

We performed an evaluation to determine if any adjustment resulting from using the revised assumptions was material to any individual prior period, taking into account the requirements of the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)”. We determined that these adjustments are immaterial to the financial statements for nine month period ended September 30, 2010 and have not had a material impact on any individual prior period financial statements; however, any necessary adjustment could potentially become material to future periods. Based on this information, we have revised our September 30, 2010 combined balance sheet and statement of operations within these financial statements as follows (in thousands):

	As of September 30, 2010
	As Reported	Adjustment	As Revised
Real estate:	$1,141,572	$2,132	$1,143,704
Less accumulated depreciation	(214,142)	(325)	(214,467)

Real estate, net	$927,430	$1,807	$929,237

Other liabilities and deferred credits	$29,934	$2,050	$31,984

Total equity	$154,122	$(243)	$153,879

	Nine months ended September 30, 2009
	As Reported	Adjustment	As Revised
Revenue	$94,207	$82	$94,289
Depreciation and amortization	$27,347	$325	$27,762
Net income	$5,413	$(243)	$5,170

American Assets Trust, Inc. Predecessor

Notes to Combined Financial Statements—(Continued)

September 30, 2010 and 2009 (unaudited) and December 31, 2009, 2008, and 2007

NOTE 2. REAL ESTATE

A summary of our real estate investments and related encumbrances is as follows (In thousands):

	Cost	Accumulated Depreciation and Amortization	Encumbrances
September 30, 2010 (unaudited)
Retail	$699,765	$(126,358)	$464,746
Office	373,343	(56,212)	285,716
Multifamily	70,596	(31,897)	103,312

	$1,143,704	$(214,467)	$853,774

December 31, 2009
Retail	$694,363	$(112,404)	$467,728
Office	203,753	(51,208)	152,846
Multifamily	70,216	(30,512)	103,346

	$968,332	$(194,124)	$723,920

December 31, 2008
Retail	$692,723	$(94,355)	$471,508
Office	201,381	(45,855)	149,310
Multifamily	67,998	(28,655)	103,388

	$962,102	$(168,865)	$724,206

We completed no significant acquisitions in 2009, 2008, or 2007. On June 30, 2010, we acquired the controlling interests in an office building located in San Francisco, California, known as The Landmark at One Market (“Landmark”). Prior to acquisition of the controlling interests in Landmark, we owned a 35% noncontrolling interest in the entity owning Landmark, which was accounted for under the equity method of accounting. The aggregate net acquisition cost for this property approximated $23.0 million. Upon acquisition, we remeasured the assets and liabilities at fair value and recorded a gain of $4.3 million which is included in income (loss) from real estate joint ventures. The gain was calculated based on the difference between the estimated fair value of our ownership interest of $12.1 million compared to our historical cost interest of $7.8 million. The fair value was estimated utilizing the price we paid for the outside ownership interest as an indicator of value; and we compared this value to market data. The fair values assigned to identifiable intangible assets acquired were based on estimates and assumptions determined by management. Using information available at the time the acquisition closed, we allocated the purchase price to tangible assets and liabilities and identified intangible assets and liabilities. We may adjust the preliminary purchase price allocation after obtaining more information about asset valuations and liabilities assumed. The identified intangible assets are being amortized over a weighted average life of 9.2 years.

F-39.1